Exhibit 99.2

Press Release

SCHMID Group Secures Repeat Order Exceeding EUR 37 Million for Advanced HDI-ML and mSAP Equipment

Freudenstadt, Germany, July 7, 2026 — SCHMID Group has received a repeat order exceeding EUR 37 million from a leading Chinese customer for advanced HDI-ML and mSAP production equipment. The equipment supports the customer’s next capacity expansion for next-generation AI server boards and optical module applications and follows the successful completion of the first phase supplied by SCHMID in 2025.

The project further confirms SCHMID’s strong position as a leading equipment partner for advanced wet process solutions in mSAP, HDI and high-end interconnect manufacturing. AI infrastructure, high-speed networking and optical communication are driving the need for finer structures, higher signal integrity, better yield and reliable high-volume production.

The ordered equipment will be used for the customer’s next capacity expansion in mSAP production. These processes enable finer line/space structures, higher routing density and improved electrical performance — key requirements for advanced AI server boards and optical module platforms used in modern data centers.

SCHMID already supplied key equipment for the first phase of the customer’s capacity expansion last year. Given strong performance, high uptime, stable processes and excellent production reliability with our InfinityLine H+ and InfinityLine V+ platforms, this major Chinese customer has now selected SCHMID again for the next expansion step.

SCHMID continues to benefit from the accelerating investment cycle in AI-related electronics manufacturing. We see strong momentum in advanced substrate, HDI and mSAP applications.

Order intake in the six months ended June 30, 2026 reached EUR 44.3 million, excluding this order (with this order, order intake since January 1, 2026 amounted to EUR 81.7 million).

Following the recent acceleration in order intake, the Company is currently reviewing an upward revision of its guidance on order intake. The Company is finalizing its updated full year 2026 order guidance and outlook and expects to communicate a revised quantitative guidance with its business update for the second quarter of 2026 on or about July 14, 2026.

Executive Statement

“We are pleased that this customer has chosen SCHMID for the next phase of its HDI-ML and mSAP capacity expansion following completion of the first project. This repeat order reflects the performance and reliability of our InfinityLine H+ and InfinityLine V+ lines in demanding, high-volume industrial production environments.

In critical applications such as AI server boards and optical modules, manufacturers cannot compromise on yield, stability, or uptime. Feedback from our customers confirms that our equipment consistently delivers an outstanding production yield of 99% — a crucial advantage when precision is paramount.

The momentum in AI-related electronics manufacturing is rapidly converting into real capacity investments. As customers transition from technology development into industrial-scale production, SCHMID is uniquely positioned to support this growth with proven wet-process solutions for mSAP, HDI, and high-end interconnect applications,” said Roland Rettenmeier, Chief Sales Officer of the SCHMID Group.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements". All statements other than statements of historical fact included in this press release are forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the "Risk Factors" section of the Company’s registration statement and final prospectus for the offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

About the SCHMID Group

The SCHMID Group is a global leader in providing solutions mostly for the electronics, industry. SCHMID N.V. and Gebr. SCHMID GmbH are headquartered in Freudenstadt, Germany. Founded in 1864, the company currently employs over 800 people worldwide and operates technology centers and production facilities at multiple locations, including Germany and China, along with several global sales and service locations. The Group focuses on developing customized equipment and process solutions moststly for the electronics industry. Our system and process solutions for the production of substrates, printed circuit boards, and other electronic components ensure cutting-edge technology, high yields at low production costs, maximum efficiency, quality, and sustainability through environmentally friendly manufacturing processes.

For more information about the SCHMID Group, please visit: www.schmid-group.com